Exhibit 21

Lyris, Inc.

SUBSIDIARIES

Subsidiary	Jurisdiction of Incorporation
Commodore Resources, Inc.	Nevada
NC Holdings, Inc.	Nevada
Admiral Management Company	Delaware
Lyris Technologies, Inc.	Delaware
Uptilt, Inc.	Delaware
ClickTracks Analytics, Inc.	California
Hot Banana Software, Inc.	Ontario, Canada
Lyris Limited London, England